                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         COMMISSION FILE NUMBER: 0-20490

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ] Form N-SAR

For Period Ended: July 31, 2000

[ ] Transition Report on Form 10-K      [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F      [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:___________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:_________________________________


                         PART I--REGISTRANT INFORMATION

Full Name of Registrant: The Carbide/Graphite Group, Inc.
                         --------------------------------

Former Name if Applicable: Not Applicable
                           --------------

Address of Principal Executive Office (Street and Number):

One Gateway Center, 19th Floor,
-------------------------------

City, State and Zip Code: Pittsburgh, PA  15222
                          ---------------------

                        PART II--RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheet if needed).

The Carbide/Graphite Group, Inc. (the "Company") and the bank group (the "Bank Group") under its $135 million revolving credit facility due December 2003 (the "Credit Facility") are finalizing negotiations, including the preparation of required documentation, with respect to an amendment and waiver (the "Amendment and Waiver"). Such Amendment and Waiver to the Credit Facility is required as a result of the Company's non-compliance with certain financial covenants required to be maintained under the Credit Facility for the reporting period ended July 31, 2000. This matter bears directly on the form and content of the Company's audited financial statements for its fiscal year ended July 31, 2000, including the footnotes thereto, as well as the disclosures required to be made in the Company's Annual Report on Form 10-K for the fiscal year ended July 31, 2000. Based on discussions and correspondence with the Bank Group, the Company expects that negotiations, including the preparation of required documentation, with respect to the Amendment and Waiver will be completed by no later than November 14, 2000. Therefore, the Company believes that its Annual Report on Form 10-K for the fiscal year ended July 31, 2000 will be filed within fifteen days of the prescribed filing date. The Company could not have completed the negotiations, including the preparation of required documentation, with respect to the Amendment and Waiver without unreasonable effort or expense.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       William M. Thalman                         (412) 562-3752
--------------------------------------------------------------------------------
             (Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

         [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         [X] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                  The Carbide/Graphite Group, Inc.
                            --------------------------------------------
                            (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 30, 2000      By: /s/ Walter B. Fowler
                               ----------------------
                               Walter B. Fowler
                               Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatement or omissions of fact constitute federal criminal violations (See 18 U.S.C. 1001).

                                   ATTACHMENT

                        RESPONSE TO PART IV -- QUESTION 3

The following is a synopsis of the significant change in results of operations from the corresponding period for the last fiscal year that will be reflected by the earnings statements to be included in the Registrant's Fiscal 2000 Form 10-K:

On October 2, 2000, the Company reported its results for the fiscal fourth quarter and year ended July 31, 2000. Results for the fiscal 2000 fourth quarter were a loss of $2.3 million, or $0.28 per share versus a loss of $1.9 million, or $0.23 per share in last year's comparable quarter. Last year's results included a $4.5 million net charge ($0.53 per share) to provide for potential antitrust settlements and costs. Results for fiscal 2000 were a loss of $9.7 million, or $1.17 per share, which included a $1.3 million net charge ($0.16 per share) for an early retirement/severance program implemented during fiscal 2000. Also, the Company's working capital improvement program implemented during fiscal 2000 negatively impacted its net results by an estimated $6.5 million ($0.78 per share). Earnings for fiscal 1999 totaled $0.4 million, or $0.05 per share. Last year's results included the $4.5 million net antitrust charge discussed above, as well as a $5.2 million net charge ($0.62 per share) to provide for the closure of certain high cost graphite production facilities in fiscal 1999.

Net sales for the quarter ended July 31, 2000 were $51.4 million versus $54.3 million in last year's fourth quarter. Graphite electrode product sales declined to $39.7 million versus $41.3 million a year ago due primarily to lower net prices for graphite electrodes and needle coke. Graphite electrode shipments for the quarter ended July 31, 2000 were 24.5 million pounds compared to 25.2 million for last year's fourth quarter, while graphite electrode net prices declined from $1.19 per pound in last year's fourth quarter to $1.13. Shipments of needle coke during the quarter ended July 31, 2000 improved to 20.1 thousand tons compared to 15.8 thousand tons in last year's fourth quarter. Average needle coke prices declined 12.4% as compared to last year's fourth quarter. Sales of graphite specialty products totaled $5.1 million, up slightly from last year's fourth quarter on increased bulk graphite shipments. Calcium carbide product sales were $11.6 million during the quarter ended July 31, 2000, a decrease of 10.7% from last year's fourth quarter resulting primarily from lower acetylene sales volume.

Net sales for fiscal 2000 were $207.4 million versus $240.1 million for fiscal 1999. Graphite electrode product sales for fiscal 2000 totaled $158.8 million versus $183.6 million for fiscal 1999. The decline in sales was primarily attributable to a 9.6% decline in net electrode prices, coupled with lower needle coke shipments and prices. Domestic electrode prices declined 6.1%, while foreign net prices declined 13.9%, primarily as a result of the weaker Euro. Electrode shipments were essentially flat at 103.8 million during fiscal 2000. Needle coke shipments during fiscal 2000 declined 22.1% to 61.2 thousand tons, while needle coke prices declined 13.3%. Sales of graphite specialty products during fiscal 2000 declined 7.5% to $20.0 million due primarily to lower bulk and granular graphite sales volume. Calcium carbide product sales were $48.5 million in fiscal 2000, a 14.1% decrease from a year ago resulting primarily from lower acetylene sales volume.

Operating results for the quarter ended July 31, 2000 were a loss of $0.1 million versus operating income of $6.0 million (prior to the $7 million pre-tax antitrust charge) in last year's fourth quarter. Depreciation and amortization included in operating results was $4.2 million in the fourth quarter of fiscal 2000 versus $4.9 million in last year's fourth quarter. During fiscal 2000, operating results were a loss of $2.4 million (prior to the $2.0 pre-tax early retirement/severance charge), versus operating income of $22.3 million (prior to the $8 million pre-tax facility closure charge and the $7 million antitrust charge) in fiscal 1999. The Company's working capital improvement program implemented during fiscal 2000 negatively impacted its operating results by an estimated $10.0 million. Depreciation and amortization included in operating results was $18.7 million in fiscal 2000 versus $18.1 million in fiscal 1999.

In addition to the impact of the working capital improvement program, the Company's operating results during fiscal 2000 were also negatively impacted by weaker transactional prices for many of its products, coupled with the unfavorable translation effect of the weaker Euro relative to the U.S. dollar and weaker demand for needle coke. In addition, the cost of decant oil, the principle raw material in the production of needle coke, increased approximately 61% percent during fiscal 2000 primarily as a result of the rise in world petroleum prices during the period.